Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine month periods ended September 30, 2018

As of November 9, 2018

TABLE OF CONTENTS

Third Quarter 2018 Results & Recent Highlights	1
Introduction	1
Prairie Creek Project	2
Newfoundland Properties	6
Corporate Matters	8
Marketing and Metal Prices	8
Outlook	10
Summary of Quarterly Results	10
Review of Financial Results	11
Liquidity, Financial Condition and Capital Resources	12
Outstanding Share Data	13
Off-Balance Sheet Arrangements	13
Transaction With Major Shareholder	13
Transactions Between Related Parties	13
Significant Accounting Policies	14
Critical Accounting Estimates and Judgments	15
Internal Controls and Procedures	16
Risk Factors	17
Dividends and Distributions Policy	34
Additional Information	34

Preliminary Notes

This Management’s Discussion and Analysis (“MD&A”), dated November 9, 2018, relates to the results of operations and financial condition of NorZinc Ltd., (formerly Canadian Zinc Corporation), and its subsidiaries (“NorZinc” or the “Company” or “NZC”) and is intended to be read in conjunction with the accompanying unaudited condensed interim consolidated financial statements and notes thereto of the Company for the three and nine month periods ended September 30, 2018 and the audited consolidated financial statements and notes thereto of Canadian Zinc Corporation (“Canadian Zinc”) for the years ended December 31, 2017 and 2016.

On September 6, 2018, Canadian Zinc and NorZinc completed an internal corporate reorganization by way of a statutory arrangement under the Business Corporations Act (British Columbia) as a result of which shareholders of Canadian Zinc became shareholders of NorZinc and Canadian Zinc became a wholly owned subsidiary of NorZinc. The common shares of NorZinc commenced trading on the Toronto Stock Exchange (“TSX”) in September, 2018, under the symbol “NZC” and on the OTCQB under the symbol “NORZF” and the former shares of Canadian Zinc were delisted from trading.

In this MD&A, the terms “the Company” or “NorZinc” or “NZC” refer to NorZinc Ltd. and all its subsidiaries together, unless the context otherwise clearly requires.

In conducting its business, NorZinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict and reference to the cautionary statements under the heading “Risk Factors” and at the end of this MD&A is advised. Additional information relating to the Company is available on the SEDAR website at www.sedar.com.

Management’s Discussion and Analysis

For the three and nine month periods ended September 30, 2018

Third Quarter 2018 Results & Recent Highlights

•	Financial
•	$20M financing closes (July)
•	Company repays US$10M loan to become debt free (July)
•	Cash at September 30, 2018 $13.0M
•	Permitting
•	Positive decision to resume All Season Road permitting at Prairie Creek (July)
•	Positive recommendation adopted by responsible ministers on All Season Road (Oct)
•	Project related
•	Prairie Creek Project summer program (Aug-Oct)
•	New resource at Lemarchant Newfoundland (Sept)
•	Corporate
•	Completes corporate reorganisation (Sept)
•	Company renamed as NorZinc Ltd. (Sept)
•	New listing symbols - NZC (TSX), NORZF (OTCQB) (Sept)
•	Loss for Q3 2018 $3.5M

Introduction

The principal business activity of the Company and its wholly-owned subsidiaries Canadian Zinc Corporation, Paragon Minerals Corporation and Messina Minerals Inc. is the exploration and development of natural resource properties. The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, PO Box 11644, Vancouver, British Columbia, Canada, V6B 4N9. The Company currently exists under the Business Corporations Act (British Columbia).

A statutory Arrangement (the “Arrangement”) to reorganize the Company structure, which was approved by the majority of the Company’s shareholders at Canadian Zinc Corporation’s Annual General and Special Meeting held on June 27, 2018, became effective September 6, 2018. The Arrangement reorganized the Company into a separate publicly-listed holding corporation, named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary retaining the name Canadian Zinc Corporation. The change was undertaken to facilitate future project financing of the Prairie Creek Project. The Arrangement leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The shares of Canadian Zinc Corporation were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest.

The Company’s unaudited condensed interim consolidated financial statements include the accounts of NorZinc and its wholly owned subsidiaries Canadian Zinc, Paragon Minerals Corporation and Messina Minerals Inc., and have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

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As a result of the Arrangement, the Company is considered to have continued Canadian Zinc Corporation’s mineral properties exploration and development business and has recorded the assets and liabilities of the Canadian Zinc Corporation operations at book value. The Company’s financial statements reflect the operations of Canadian Zinc Corporation until September 6, 2018 and that of the Company thereafter. Reference to the condensed interim consolidated statement of financial position as at December 31, 2017 is that of Canadian Zinc Corporation and its subsidiaries. Reference in this MD&A to “the Company” refers to “Canadian Zinc Corporation” prior to September 6, 2018.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets on the Company’s balance sheet is dependent on the existence of economically recoverable mineral reserves, obtaining and/or maintaining the necessary permits to operate a mine, obtaining the financing to complete development and construction and future profitable mine production.

Prairie Creek Project

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). The Prairie Creek Property is subject to a 1.2% net smelter return royalty.

The Prairie Creek Mine contains a National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) Proven and Probable Reserve of 8.1 million tonnes grading 8.6% Zn; 8.1% Pb and 124 g/t Ag, which ranks Prairie Creek amongst the highest grade base metal deposits in the world. These reserves are based upon a Measured and Indicated Resource of 8.7 million tonnes grading 9.5% Zn; 8.9% Pb and 136 g/t Ag, and represent an initial mine life of 15 years at 1,600 tpd mining.

Prairie Creek also hosts an additional Inferred Mineral Resource of 7.0 million tonnes grading 11.3% Zn, 7.7% Pb, and 166 g/t Ag, which has the potential, through further exploration and development, to be upgraded to Measured or Indicated Mineral Resources and increase the initial 15-year mine life.

The Prairie Creek Mine already has extensive infrastructure in place including five kilometres of underground workings on three levels, a 1,000 ton per day mill, a fleet of heavy duty and light duty surface vehicles, three surface exploration diamond drill rigs, camp accommodation, maintenance and water treatment facilities and a 1,000 metre long gravel airstrip.

The Company completed a Feasibility Study (“2017 FS”) in 2017 (See 2017 Technical Report filed on SEDAR October 31, 2017) which contemplates a mine life of 15 years resulting in $3 billion in net revenue and $1.3 billion in earnings before interest, taxes, depreciation and amortization (“EBITDA”) over the life of the mine and pre-tax Net Present Value (“NPV”) of $344 million, using an 8% discount rate, with an Internal Rate of Return (“IRR”) of 24% (post-tax NPV of $188 million and an IRR of 18%) and using base case metal price forecasts of US$1.10 per pound for zinc, US$1.00 per pound for lead and US$19.00 per ounce for silver with a foreign exchange rate of CA$1.25=US$1.00 and treatment charges of US$172 /tonne for zinc concentrate and US$130/tonne for lead concentrates.

Using the base case metal prices and exchange rate of CA$1.35=US$1.00 would increase the pre-tax NPV 8% to $500 million and the IRR to 29.5%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.25=US$1.00 would increase the pre-tax NPV 8% to $410 million and the IRR to 26.2%. Using a zinc price of US$1.20 per lb., with all other base case inputs and a foreign exchange rate of CA$1.375=US$1.00 would increase the pre-tax NPV 8% to $574 million and the IRR to 31.9%.

The 2017 FS indicated average annual production over the first 10 years of operation of 64,800 tonnes of zinc concentrate and 71,600 tonnes of lead concentrate containing a total of 95 million pounds of zinc, 105 million pounds of lead and 2.1 million ounces of silver in both zinc and lead concentrates. Pre-production capital costs, including provision for a new All Season Road, were estimated at $279 million, including contingency, with payback of less than five years.

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The 2017 FS contemplated commencement of project construction with a winter road in early 2018 and a three-year pre-production and construction period. The mine construction and start-up schedule are significantly influenced by the seasonal weather conditions in the Northwest Territories and with the extended time of approving the All Season Road, a revised project schedule has been compiled with a production start-up target date in 2022.

Specific programs aimed at further de-risking the Prairie Creek Project have been initiated, including detailed engineering and design of the mine facilities, rehabilitation of equipment and accommodations, hydrological investigations and initial site/underground preparation. In addition, various site care-and-maintenance programs are underway in connection with existing Surface Lease, including repairs and modifications to the existing reagent storage pad, where various chemical are stored, the repackaging and containerization of soda ash and lime bags, and various other site maintenance activities, as required by the Government of the Northwest Territories Lands Inspectors.

Construction of the All Season Road is planned to commence in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and mine development.

All Season Road Permitting Process

Positive EA Recommendation Adopted by Responsible Ministers

On September 12, 2017, the Mackenzie Valley Environmental Impact Review Board (the “Review Board”) recommended approval of the proposed All Season Road for the Prairie Creek Mine. The Review Board issued its Report of Environmental Assessment and Reasons for Decision for the Prairie Creek All Season Road Project for the Prairie Creek Mine (the “EA Report”) and submitted the EA Report to the Federal Minister of Crown-Indigenous Relations and Northern Affairs. The Review Board recommended that approval of the All Season Road be granted subject to implementation of the measures described in the EA Report, which it considers are necessary to prevent significant adverse impacts on the environment and local people.

On January 18, 2018, the Minister of Crown-Indigenous Relations and Northern Affairs Canada, invoked a statutory extension to the timeline for the Minister’s decision on the EA Report, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations. In connection with such consultations, on January 19, 2018, Indian and Northern Affairs Canada (“INAC”), on behalf of the Responsible Ministers, provided the Company with five information requests, identifying specific issues raised by Indigenous groups needing further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to meaningfully consult with potentially impacted Indigenous groups.

INAC requested the Company to engage the Naha Dehé Dene Band (“NDDB”), Łíídlįį Kų́ę́ First Nation (“LKFN”) and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by the Company in the environmental assessment process.

On June 11, 2018, the Company submitted its formal replies to the Minister of Crown-Indigenous Relations and Northern Affairs to address all five information requests related to the implementation plans for various mitigation measures and proponent commitments contained in the EA Report. As requested in the Minister’s information requests, the Company continued working with the local Dene communities to address the implementation of various measures recommended by the Review Board. Key concerns which the Company and local Dene communities are addressing collaboratively include (a) sharing and incorporation of Dene knowledge and values into project design, (b) ensuring the Dene communities will be partners in environmental, wildlife and cultural monitoring of the All Season Road, and (c) addressing the Dene communities’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by the Company in the environmental assessment process.

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On July 23, 2018, the Company received a letter confirming the positive decision of the Federal Minister of the Crown-Indigenous Relations and Northern Affairs Canada to resume the decision phase for The Company's Prairie Creek All Season Road Environmental Assessment.

On October 9, 2018, the Minister of Crown-Indigenous Relations, on behalf of the Responsible Ministers, issued a decision adopting the Review Board’s recommendation that the All Season Road for the Prairie Creek Mine be approved.

The full texts of the Minister’s letter and information requests, together with subsequent correspondence and the Company’s replies to the information requests, may be viewed on the public registry website of the Review Board.

The permitting process has now entered the regulatory phase, conducted by the Mackenzie Valley Land and Water Board (“Water Board”) which will receive input from territorial and federal agencies, culminating in road permits being issued by the Water Board and by Parks Canada. These permits will incorporate the recommended mitigation measures included in the EA Report. The regulatory phase is expected to be completed mid-2019.

The All Season Road follows the general alignment of the already permitted Winter Road, while reflecting the terrain, site characteristics, and road specifications suitable and preferred for an all season road. The road from the mine to Km 37.4 is permitted for all season use but needs upgrading along this section, including realignments and new watercourse crossings.

NorZinc plans to construct the road over a period of three years. Prior to construction activities, the Company plans to conduct field investigations and prepare site plans (including detailed road design) and award construction contracts. Dependent on the permitting and financing timeline, construction of the All Season Road is planned to commence from a winter road in early 2020 and continue into 2022, in parallel with continuous and ongoing site construction and mine development.

All Season Road Environmental Management Agreement

As part of the EA Report engagement, the NDDB and LKFN have entered into a Process Agreement with Canadian Zinc. The Process Agreement provides for the negotiation of an Environmental Management Agreement. This Environmental Management Agreement will involve Dene participation in the environmental management process of the road, a cornerstone of which is a Dene-led independent monitoring program. The Environmental Management Agreement will provide for Dene communities’ review, participation and oversight of environmental monitoring of the All Season Road during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

The Dene communities and the Company intend that the Environmental Management Agreement will provide for a consultative and cooperative approach to environmental management of the All Season Road that will establish appropriate responsibilities of the NDDB, LKFN and the Company in the development, project design, on-going review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

The proposed Environmental Management Agreement is intended as a formal mechanism, which has been tested in other projects to be utilized in addition to regulatory instruments to provide for indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented.

Other 2018 Permitting Activities

The Company has made, or is preparing to make, various applications to the Mackenzie Valley Land and Water Board and Parks Canada for extensions or amendments to a number of existing Licenses and Land Use Permits. The Company applied to the Water Board to amend exploration Water Licence MV2001L2-0003 so that the zinc compliance levels reflect the levels prescribed in the federal Metal Mining Effluent Regulations. This amendment was granted.

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Four applications have been made to the Water Board and decisions are pending subject to NZC's completion of engagement with Indigenous groups:

•	Amendment to operations Water Licence MV2008L2-0002 to extend the term of the Licence to 25 years.
•	Extension for two years to Winter Road LUP MV2012F0007, which had an original five year term that expired on January 10, 2018.
•	Extension for two years to Land Use Permit MV2013C0002, issued in April 2013 for a term of five years, which permits exploration drilling anywhere on the extensive Prairie Creek Property, and which expired on April 24, 2018.
•	Extension for two years to operations LUP MV2008D0014, issued in June 2013 for a term of five years, which permits operations at the Prairie Creek Mine, and which expired on June 16, 2018.

The Company also plans to make applications to the Water Board as follows:

•	Amendment to exploration Water Licence MV2001L2-0003 to extend the term by 2 years to September 9, 2021.
•	Replacement of underground exploration Land Use Permit MV2012C0008 which expires on May 10, 2019 and which is not extendable as it has already been extended by two years.

The Company also has made applications to Parks Canada for two-year extensions to Parks2012_W001 WL and Parks2012-L001 LUP, issued on August 26, 2013 for a period of five years, which authorize winter road access through the Nahanni National Park Reserve and connecting with the sections of winter road outside the Park.

Financing Initiatives - RCF Provides $20 Million Equity Financing

NorZinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective to secure the necessary senior financing to complete the development and construction of the Prairie Creek Project. As the Prairie Creek Mine is the flagship property of the Company, its development is integrally linked to the financing of the Company.

In December 2017 the Company entered into a financing agreement (“Project Bridge Loan”) with Resource Capital Fund VI L.P. (“RCF VI”) pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million which is being used for the ongoing development of the Prairie Creek Project, focused on further engineering work to improve project confidence while the Company completes the senior project financing package and establishes the construction and development management team. The Company also entered into an investor agreement (the “Investor Agreement”) with RCF VI which contained various rights granted to RCF VI, including among other things: a period of exclusivity to work with the Company to define the terms of RCF VI’s future participation in the project financing of the Prairie Creek Mine, on terms and conditions to be agreed by the Company and RCF VI; participation rights in favour of RCF VI to maintain its pro rata shareholding interest in the Company for as long as it remains a significant shareholder; the right to nominate one member to the board of directors of the Company; and certain project oversight rights.

On May 14, 2018, the Company entered into an equity financing agreement with RCF VI CAD LLC (“RCF VI CAD”), a subsidiary of RCF VI, pursuant to which RCF VI CAD agreed, subject to shareholder and regulatory approvals, to purchase $20M in units, each unit consisting of one common share and a half share purchase warrant, at $0.20 per unit, with each full warrant exercisable to purchase one share at $0.25 per share on or before December 31, 2018 (the “Units”). The use of proceeds was agreed to include repayment of the US$10M Project Bridge Loan, the ongoing development of the Prairie Creek Project and general working capital. At the Company’s Annual General and Special Meeting of Shareholders held on June 27, 2018, the shareholders voted in favour of the equity financing agreement with RCF VI CAD.

On July 10, 2018, the Company closed the $20 million financing and issued 100 million units to RCF VI CAD at a price of $0.20 per Unit. The proceeds from the equity financing were used to repay the US$10 million Project Bridge Loan, in full, to RCF VI and are being directed to ongoing development of the Prairie Creek Project, including additional engineering and permitting work to improve project confidence and general working capital.

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In conjunction with the closing of the financing, (i) the existing Investor Agreement with RCF VI was amended to include RCF VI CAD and to provide for the right of RCF VI CAD to nominate additional members to the board of directors and to provide certain other project oversight rights, among other things, and (ii) RCF VI transferred its holdings in NorZinc to RCF VI CAD. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis, and approximately 48% on a non-diluted basis assuming the warrants are exercised.

The Company is working with HCF International Advisers (“HCF”) as financial advisers to facilitate the raising of project debt financing of up to 70% of the capital expenditures required for the Prairie Creek Mine. A temporary slowdown was placed on discussions in June due to the extended time of approving the All Season Road, but discussions have recently recommenced with a target for financing completion in the latter part of 2019. In the meantime, further discussions are being held with interested potential investors and/or partners.

Operations

The Prairie Creek Site was reopened at the beginning of June. Work was initially focussed on care and maintenance activities, including re-initiation of treatment of minewater discharge, but latterly focussed on the assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The company will be considering refurbishment of some of those items in the 2019 site season prior to main construction activities planned for 2020. A program to upgrade communication infrastructure was completed and repair of mobile equipment began and is on-going. Repackaging and reorganization of stored mill process reagents was completed by the end of the summer.

Two airlifts of diesel fuel and freight were completed in late July and August. A helicopter supported program in support of furthering geotechnical aspects, additional base line environmental studies, including archeology, along the All Season Road route was completed in August.

A further assessment of site equipment and infrastructure is being undertaken to better estimate costs of rehabilitation along with advancing basic engineering in preparation for construction and planning for 2019. Further optimization studies of some specific aspects of the future operation relating to milling/metallurgy, paste backfill studies and hydrology is also being undertaken.

Newfoundland Properties

NorZinc owns an extensive mineral land package in central Newfoundland that includes three large volcanogenic massive sulphide (“VMS”) projects, each with defined mineral deposits, and excellent exploration potential, including the South Tally Pond Project, which hosts the Lemarchant deposit; the Tulks South Project, which hosts the Boomerang and Domino deposits and the Hurricane and Tulks East prospects; and the Long Lake Project.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a stand-alone mine, similar to the past-producing mines at Buchans and Duck Pond, or a number of smaller deposits that could be developed simultaneously and processed in a central milling facility.

Mineral Resource Estimate Update

On September 20, 2018, the Company reported an updated NI 43-101 Mineral Resource Estimate for the 100% owned Lemarchant zinc-lead-copper-gold-silver VMS deposit and results of the recent barite metallurgical study. The Lemarchant deposit is part of NorZinc’s 140 km2 land package in Newfoundland, located 20 km from Teck’s past-producing Duck Pond copper-zinc mine. Highlights of the update include:

•	Indicated Resource of 2.42 million tonnes grading 6.15% zinc, 1.60% lead, 0.68% copper, 1.22 g/t gold, 64.0 g/t silver and 23.5% barite (at 4.0% Zinc Equivalent cutoff)
•	Inferred Resource of 0.56 million tonnes grading 4.68% zinc, 1.08% lead, 0.45% copper, 1.06 g/t gold, 44.7 g/t silver and 13.1% barite (at 4.0% Zinc Equivalent cutoff)

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•	Total contained metal in the Indicated Resource has increased by 123% zinc, 162% lead, 129% copper, 136% gold and 111% silver from prior 2012 resource estimate.
•	Barite metallurgical study produced a 97.75% barite concentrate in bench scale tests.
•	Additional drilling, since the last resource estimate completed in 2012, has improved the understanding and modelling of the deposit which now can be applied to further exploration.

A summary of the new Mineral Resource Estimate at a cut-off grade of 4% Zinc Equivalent (“ZnEq”) appears in Table 1 below. Table 2 presents the deposit’s calculated contained metal based on the Mineral Resource Estimate.

Table 1: Lemarchant Deposit Mineral Resource Estimate at 4.0% ZnEq Cutoff (Effective September 20, 2018)

Category	Tonnes	Zn (%)	Pb (%)	Cu (%)	Au (g/t)	Ag (g/t)	ZnEq (%)	BaSO4 (%)
Indicated	2,420,000	6.15	1.60	0.68	1.22	64.04	12.40	23.53
Inferred	560,000	4.68	1.08	0.45	1.06	44.67	9.31	13.11

Table 2: Mineral Resource Estimate Contained Metal

Category	Zn (M lbs)	Pb (M lbs)	Cu (M lbs)	Au (K oz)	Ag (M oz)	Barite (tonnes)
Indicated	328.1	85.3	36.3	0.95	5.0	570,000
Inferred	57.8	13.3	5.6	0.19	0.8	73,000
1.	Resource tonnages have been rounded to the nearest 10,000. Totals may vary due to rounding.
2.	Price assumptions used were in USD $1.10/lb Zn, $1.00/lb Pb, $3.21/lb Cu, $1351/oz Au, and $19/oz Ag.
3.	Metal recoveries used were 91.46% Zn, 82.42% Pb, 79.50% Cu, 84.23% Au and 68.22% Ag and are based on the 2017 Central Milling Facility Assessment prepared by Thibault & Associates Ltd.
4.	ZnEq% = Zn% + ((Pb% * 22.046 * 0.8242*1.00) + (Cu% * 22.046 * 0.795 * 3.21) + (Ag g/t/31.10348 * 0.6822 * 19) + (Au g/t/31.10348 * 0.8423 * 1351))/(1.10 * 22.046 *0.9146)
5.	BaSO4% (Barite) is not included in the ZnEq% calculation
6.	A full block grade cut-off of 4.0 % ZnEq was used to estimate Mineral Resources
7.	Assay composites (1 meter) were capped at 36% Zn, 14.5 g/t Au, and 550 g/t Ag in the Mineralized domains, at 2.2% Cu, 4.6 g/t Au and 105 g/t Ag in the Upper Footwall domains, at 4.8% Zn and 8 g/t Ag in the Lower Footwall Domains and at 2% Zn, 5.2 g/t Au, and 48 g/t Ag in the Mudstone domains.
8.	Results of an interpolated Ordinary Kriging bulk density model have been applied
9.	Mineral Resources are considered to reflect reasonable prospects for economic extraction in the foreseeable future using conventional underground mining methods
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	This estimate of Mineral Resources may be materially affected by environmental, permitting, legal title, taxation, sociopolitical, marketing, or other relevant issues.

NorZinc contracted Mercator Geological Services Limited of Dartmouth, Nova Scotia to update the Lemarchant Mineral Resource Estimate on completion of the 2017 drill programs. The updated Mineral Resource estimate for Lemarchant has an effective date of September 20, 2018 and is based on information provided from 165 drillholes, totaling 52,952 metres, completed between 1991-1993 and 2007-2017. Between 2013 and 2017, NorZinc completed 91 drillholes and 8 drillhole extensions for 28,455 metres, all of which post-date the last NI 43-101 Mineral Resource Estimate prepared for the deposit in 2012.

The updated Mineral Resource Estimate set out in Table 1 incorporates significant new exploration information in the geological interpretation and grade estimation, providing a more refined resource model in known areas as well as expanding the resource base in new areas.

The Mineral Resource Estimate is based on 2 adjacent zones of VMS style mineralization, the Main Zone and Northwest Zone. 3D solid models of massive to semi-massive sulphide mineralization and stockwork footwall mineralization reflecting a minimum grade of 1% ZnEq constrained resource volumes using partial percent estimation. GEOVIA Surpac ® 6.8.1 software was used to assign block grades for zinc (%), lead (%), copper (%), gold (g/t), silver (g/t), and barite (%) for Indicated and Inferred Mineral Resources using Ordinary Kriging interpolation methodology and capped 1 metre (“m”) downhole assay composites. Up to three interpolation passes were applied using progressively increasing ellipsoid ranges. Block size is 5 m (x) by 5 m (y) by 5 m (z). Resource categorization was applied using discrete solid models developed from contributing drill hole and assay parameters. Additional information regarding the Mineral Resource Estimate methodology can be found in the Technical Report filed on October 24, 2018 on SEDAR.

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Barite Metallurgical Study

In 2018, NorZinc contracted Thibault & Associates Inc. of Fredericton, New Brunswick to complete an initial barite metallurgical test program aimed at assessing the ability to produce a high grade barite (BaSO4) concentrate from the Lemarchant deposit

The bench scale flotation tests indicate that a commercially proven flotation reagent scheme can achieve a selective barite flotation. The results of the open circuit testing demonstrate that a concentrate grade of up to 97.75% barite may be a technically viable product from the Lemarchant deposit. Measures to improve the dynamics of the barite flotation have not been completed and locked cycle metallurgical testing is recommended to further define the copper, lead, zinc and barite concentrate grades and quality.

Qualified Persons

The resource mineral estimate was prepared by Mr. Matthew Harrington, P. Geo. and Mr. Michael Cullen, P. Geo., of Mercator Geological Services Limited, based in Dartmouth, Nova Scotia, Canada. Both are Independent Qualified Persons as defined by NI 43-101.

Corporate Matters

Executive Changes

On May 16, 2018, the Company hired R.J. (Don) MacDonald, formerly CFO and Acting CEO of KGHM International, as President of the Company effective May 16, 2018 and as Chief Executive Officer effective June 27, 2018. Mr. MacDonald is a CPA, CA with bachelors and masters in engineering and has been involved in the financing, development and/or operation of over 20 mines in North and South America over his career.

On June 27, 2018, John Kearney retired as Chief Executive Officer, while continuing as the Chairman of the Board, and Don MacDonald was appointed as Chief Executive Officer of the Company.

Reorganization

At the Canadian Zinc Corporation’s Annual General and Special Meeting of Shareholders held on June 27, 2018, the shareholders voted in favour of a statutory Arrangement to reorganize the Company into a separate publicly-listed holding corporation, named NorZinc Ltd., and a directly held, wholly-owned, operating subsidiary retaining the name Canadian Zinc Corporation. The Arrangement, which became effective September 6, 2018, leaves all the Prairie Creek property, assets, agreements and permits in place in the wholly-owned subsidiary. The shares of Canadian Zinc Corporation were exchanged for shares of NorZinc, on a one-for-one basis, with no impact on shareholder's ultimate economic interest.

The objective of the arrangement was to structure the assets of the Company to facilitate future project financing of the Prairie Creek Project. Discussions to date with financial institutions have confirmed that the opportunity of raising project debt financing to complete the development and construction of the Prairie Creek mine would require that the Prairie Creek project be held in a separate stand-alone entity, and that the public parent company be structured to act as project sponsor. Management determined that the Arrangement, which created a new holding company, named NorZinc Ltd., while leaving all the Prairie Creek property, assets, agreements and permits in place held in a wholly-owned subsidiary, was the most efficient way to accomplish this objective.

Marketing and Metal Prices

The Company has initiated an updated study to analyze the current market for the zinc and lead concentrates scheduled to be produced in 2022 from the Prairie Creek Mine. The zinc concentrates to be produced will contain, to varying degrees, relatively high levels of mercury. NorZinc has signed non-binding Memoranda of Understanding (MOUs) with Korea Zinc and Boliden for the sale of its zinc concentrates (and with Korea Zinc for lead concentrates) confirming the marketability of both concentrates. Since signing the MOUs almost three years ago, more concentrates with elevated levels of mercury are being produced and processed, laws around the world for mercury production continue to change, and technology regarding the safe removal of mercury has improved. The Boliden MOU expires on December 31, 2018 and discussions have commenced with Boliden on the extension or revision to this MOU.

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Metal prices continued to fall for most of the third quarter as trade-war rhetoric between the US and China continued to increase and apprehensions about slowing global economic growth overshadowed the positive underlying supply and demand fundamentals. Zinc and lead prices reached two-year lows in late September before rebounding and stabilizing by the end of the quarter, as the underlying physical market fundamentals continued to improve.

Zinc

The zinc price continued to fall during the third quarter, dropping from US$1.25 per pound to a new 2-year low of US$1.05 per pound before rebounding to US$1.20 per pound by the quarter-end. LME Zinc Warehouse stock levels were stable for the first half of the quarter ranging between 250,000 and 230,000 tonnes but then fell, dropping to 200,000 tonnes. In addition, inventories in US warehouses as well as SHFE deliverable stocks also declined so that by the end of September total exchange stocks covered just six days of annual zinc demand which is well below the five-year average stock cover of 2.6 weeks. Subsequently, after the end of the quarter, zinc continued to strengthen albeit at a more moderate rate and currently trades around US$1.22 per pound while LME Warehouse stock levels continued to fall to 180,000 tonnes.

As part of an ongoing campaign to reduce environmental impact of smelting and refining, China’s proposed 400,000-tonnes reduction of refined zinc has also affected the spot treatment charges for imported zinc concentrates. Spot treatment charges have risen from the US$15-US$25 per tonne range at the beginning of September to the US$100-120 per tonne level, the highest marks in the last two years.

Recent research from Canaccord Genuity suggests that in the near term the decline in the zinc price observed so far in 2018 will continue. Primary drivers for this include increasing US-China trade war concerns; general concerns of a slowing Chinese economy and the need for stimulus; and perhaps more significantly, concerns of a potential surge in mine supply. Sources for this surge are new mines, re-starts and production ramp ups and include additional production from New Century, Gamsberg, Lady Loretta and Dugald River.

Demand for zinc however remains strong. A report from the International Lead and Zinc Study Group (“ILZSG”) anticipates world demand for zinc will increase by 0.4% in 2018 to 13.74 million tonnes and then by 1.1% to 13.88 million tonnes in 2019.

Lead

The lead price also weakened during the quarter falling from US$1.09 per pound to a two-year low of US$0.88 per pound before rebounding. Inventory levels were also lower during the quarter and except for a brief deviation, the trend that began in mid-2017 is continuing. LME Lead Warehouse stock levels dropped from 132,000 tonnes to 116,000 tonnes by the end of the third quarter. Subsequently, LME stock levels have continued to fall while the price for lead but and appears to be range bound around the US$0.90 per pound level.

New projects and re-starts of idle operations are also dampening enthusiasm for lead. The ILZSG expects world lead mine supply to fall by 0.4% to 4.58 million tonnes in in 2018 and then to increase by 4.1% to 4.77 million tonnes in 2019; while global demand for refined lead metal is expected to increase by 0.2% to 11.71 million tonnes in 2018 and 0.7% to 11.79 million tonnes in 2019.

Silver

The silver price also fell during the quarter but bounced off its low as the rising economic and political uncertainties continued to grow. Beginning the quarter at US$16 per ounce level, silver dropped to a low of US$14.03 before rising to around US$14.50 per ounce at the end of September.

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The Silver Institute recently released a new report suggesting that China’s demand for silver especially for solar panels and in electronic and electrical applications such as touch panels LEDs and equipment used in electricity generation would be a major driver in the global silver market for years to come. China is the largest consumer of silver globally and accounts for 18% of global fabrication demand.

Outlook

NorZinc’s focus for 2018 is to continue the development of the Prairie Creek Project and advance the Prairie Creek Mine towards production.

At September 30, 2018, the Company had cash and cash equivalents and short-term investments totaling $13.0 million and a working capital balance of $11.7 million. The long-term price outlook for zinc and lead remains positive. Supported by the robust economics indicated by the 2017 FS, NorZinc will continue to pursue all alternatives for raising the senior financing necessary to complete the development and construction and put the Prairie Creek Mine into production.

At the Prairie Creek Mine Site, various care-and-maintenance programs have been completed over the summer. A helicopter supported road program to provide additional baseline studies and data collection for the All Season Road has also been completed. Further de-risking programs, initiated at the end of the second quarter, continue and include detailed engineering and design of the mine facilities, assessment of, and proposals for, rehabilitation of certain site facilities in anticipation of construction, including site cranes, accommodation, the mill roof and some electrical facilities. The company will be considering refurbishment of some of those items in the 2019 site season prior to main construction activities planned for 2020.

On the permitting and environmental side, the Company received a positive recommendation of the EA Report by the Responsible Ministers in October 2018 and has now moved from the EA process to the permitting phase for the issue of the land use permits for the All Season Road by the Mackenzie Valley Land and Water Board and Parks Canada. The regulatory phase is expected to be completed mid-2019.

The Company continues its engagement with Indigenous groups on the implementation of various mitigation measures recommended by the Review Board in the EA Report of the All Season Road to seek agreement on the incorporation of Dene traditional knowledge and the inclusion of the Indigenous groups in environmental monitoring.

Summary of Quarterly Results

(Unaudited) Quarter ended	Investment Income	Net Loss	Net Loss per Common Share - basic and diluted
September 30, 2018	$46	$(3,450)	$ (0.01)
June 30, 2018	37	(2,635)	(0.01)
March 31, 2018	29	(1,831)	(0.01)
December 31, 2017	10	(2,818)	(0.01)
September 30, 2017	16	(2,456)	(0.01)
June 30, 2017	19	(3,238)	(0.01)
March 31, 2017	23	(2,562)	(0.01)
December 31, 2016	36	(1,726)	(0.01)

(prepared in accordance with IFRS; thousands of Canadian dollars except per share amounts)

The Company completed equity financings in the fourth quarter of 2016 and the third quarter of 2018 and entered into a loan agreement in the fourth quarter of 2017 which increased cash, cash equivalents and short-term investments and provided the Company with increased investment income. Investment income decreased in all other periods as the Company funded its operating activities. In addition, the rate of return for such investments has remained low for all eight quarters.

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The net losses reported in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. The first two quarters of 2017 and the last quarter of 2016 were affected by higher amounts of share-based compensation.

Review of Financial Results

This review of the results of operations should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2018 and other public disclosure documents of the Company.

For the three and nine month periods ended September 30, 2018, the Company reported a net loss and comprehensive loss of $3,450,000 and $7,916,000 respectively compared to a net loss and comprehensive loss of $2,456,000 and $8,256,000 for the same periods ended September 30, 2017.

Included in the loss for the three and nine month periods ended September 30, 2018, were exploration and evaluation expenditures of $2,530,000 and $3,638,000 respectively compared to $2,023,000 and $6,229,000 respectively for the comparable periods and share-based compensation charges of $160,000 and $469,000 respectively versus $104,000 and $761,000 respectively in the comparable periods. The Company also recorded a loss on currency translation of $556,000 and accrued interest of $679,000 in the nine month period ended September 30, 2018 with no comparable amounts in the nine month period ended September 30, 2017.

Exploration and Evaluation Costs

For the three and nine month periods ended September 30, 2018, the Company expensed $2,519,000 and $3,634,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $1,156,000 and $4,960,000 for the three and nine month periods ended September 30, 2017. The Company was engaged in mine planning and feasibility studies in the comparative periods as well as the environmental assessment of permits for the All Season Road in all periods.

The Company also expensed $1,269,000 on its exploration and evaluation properties in central Newfoundland in the comparative nine month period ended September 30, 2017, with curtailed expenditures in the current periods. The Company began a multi-phase exploration program in the last quarter of 2016 which concluded at the end of 2017.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three and nine month periods ended September 30, 2018 was $46,000 and $112,000 respectively versus $16,000 and $58,000 for the respective comparative periods. The increase is attributable to the overall increase in amounts available for investment during the current periods versus the comparative periods.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $821,000 and $2,720,000 for the three and nine month periods ended September 30, 2018 versus $397,000 and $1,347,000 for the comparative periods. The increase is predominantly due to increased management costs and professional fees in the current periods. Increased management costs include a retirement allowance for the former CEO and increased professional fees include corporate reorganization costs and executive recruitment fees.

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Share-Based Compensation

The non-cash expense, share-based compensation, was estimated to be $160,000 and $469,000 for the three and nine month periods ended September 30, 2018 versus $104,000 and $761,000 for the comparative periods. The decrease is due to not issuing stock options throughout 2017 and the first quarter of 2018.

Other Expenses

The Company recorded a gain on currency translation of $61,000 in the three month period ended September 30, 2018 and a loss of $556,000 in the nine month period ended September 30, 2018 with no comparable amounts in the prior year periods. Accrued loan payable interest was recorded in the amount of $103,000 and $679,000 in the current respective periods with no comparable amounts in the three and nine month periods ended September 30, 2017. The foreign currency translation loss was recorded to revalue the US dollar loan to Canadian dollars upon repayment and as at the end of each respective period. The accrued loan interest was in respect of the Project Bridge Loan with RCF VI as outlined in Note 5 of the Company’s financial statements.

Liquidity, Financial Condition and Capital Resources

At September 30, 2018, the Company had a positive working capital balance of $11,733,000 which included cash and cash equivalents of $7,960,000 and short-term investments of $5,026,000. The Company is debt free, having repaid the Project Bridge Loan, including accrued interest, in full on July 10, 2018.

At December 31, 2017, the Company had cash and cash equivalents of $12,979,000, short-term investments of $31,000 and a positive working capital balance of $11,791,000. The Project Bridge Loan was classified as a long-term liability at December 31, 2017.

Accounts payable and accrued and other liabilities at September 30, 2018 were $1,563,000 compared to $1,647,000 as at December 31, 2017.

Cash inflows from financing activities totaled $6,168,000 for the nine month period ended September 30, 2018 with no comparable amount in the nine month period ended September 30, 2017. During the current period, capital stock was issued for a net inflow of $19,839,000 which was offset by the loan repayment of $13,107,000, loan interest of $546,000 and the cancellation of shares in the amount of $18,000.

On July 10, 2018, the Company closed a $20 million equity financing with RCF VI CAD. The proceeds of the placement, subsequent to repaying, in full, the Project Bridge Loan of US$10 million to RCF VI, are being directed to fund the ongoing development of the Prairie Creek Mine and general working capital.

The Company has no operating revenue other than interest income, with a history of reported losses, largely attributable to exploration and development expenses. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. Additional financing will be required to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production. There is no assurance that such financing will be available on a timely basis or on acceptable terms. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations, exploration and development activities. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern. This is discussed in more detail in the “Risk Factors” section in this MD&A.

During 2017, Canada Revenue Agency (“CRA”) performed an audit of the tax filings of Canadian Zinc for recent years, including 2013 and 2014, and denied certain expenditures which the CRA determined did not qualify for flow-through treatment related to the flow-through subscription agreements dated August 20, 2013 and issued reassessments disallowing $1,138,896 of flow-through exploration expenditures, representing approximately 28% percent of the $4,005,200 expenditures renounced to subscribers. The Company strongly disagrees with the determination and reassessments and has filed objections disputing the reassessments. In the flow-through subscription agreements dated August 20, 2013, Canadian Zinc agreed that in the event CRA reduces the amount renounced it will indemnify and hold harmless the subscriber and pay an amount of any tax payable as a consequence of such reduction. The Company has not recognized the potential indemnity claim as a liability as it does not consider it probable that there will be an amount payable relating to this matter. The full amount of the potential indemnity is estimated at approximately $700,000.

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The following table reflects the Company’s aggregate contractual commitments as of September 30, 2018:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligation (1)	$492	$38	$454	$—	$—
Decommissioning provision (2)	2,728	—	—	—	2,728
Annual fees and taxes (3)	750	75	150	225	300
Total Contractual Obligations	$3,970	$113	$604	$225	$3,028

(1) Represents obligations under operating leases for office space and equipment.

(2) The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine, which is estimated to be 2035. The liability is supported by a letter of credit deposited with the GNWT secured by a pledge of restricted cash.

(3) Includes the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

Outstanding Share Data

As at the date of this MD&A, the Company has 369,663,942 common shares issued and outstanding. In addition, there are outstanding stock options, share units and warrants that upon exercise would cause the issuance of a further 7,700,000, 6,120,647 and 50,000,000 common shares respectively.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements as at the date of this MD&A.

Transaction With Major Shareholder

On December 22, 2017, the Company entered into a Project Bridge Loan with RCF VI pursuant to which RCF VI provided an interim non-convertible project loan in the amount of US$10 million bearing an interest rate of 8%, payable quarterly. The Project Bridge Loan was repaid in full on July 10, 2018.

On July 10, 2018, the Company closed a $20 million financing and issued 100 million Units to RCF VI CAD at a price of $0.20 per Unit. Each Unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle RCF VI CAD to purchase one common share at an exercise price of $0.25 per share until December 31, 2018. As a result of the financing, RCF VI CAD holds approximately 41% of the issued shares of the Company on a non-diluted basis, and approximately 48% on a non-diluted basis assuming the warrants are exercised.

Transactions Between Related Parties

During the three and nine month periods ended September 30, 2018, the Company incurred rent expense in the amount of $6,000 and $18,000 respectively versus $6,000 and $18,000 respectively for the comparable periods with Buchans Minerals Corporation, a corporation in which the Chairman of the Company, John F. Kearney, serves as a director and chairman and with which the Company has an office sharing arrangement. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties.

During the three and nine month periods ended September 30, 2018, the Company incurred due diligence costs in the amount of $69,000 and $169,000 respectively with RCF VI CAD in accord with the Investor Agreement. There were no costs incurred in the comparable periods.

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During the three and nine month periods ended September 30, 2018, the Company incurred short-term employee remuneration and benefits to officers and directors in the amount of $261,000 and $1,165,000 respectively versus $213,000 and $652,000 respectively for the comparative periods and recognized share-based compensation for officers and directors in the amounts of $160,000 and $460,000 versus $91,000 and $704,000 for the respective comparative periods.

There was not an amount owing to related parties and included in accounts payable and accrued and other liabilities at September 30, 2018 nor was there an amount recorded at the end of the previous year.

Significant Accounting Policies

IFRS Standards Adopted

As of January 1, 2018, the Company adopted the new and amended IFRS pronouncements in accordance with transitional provisions outlined in the respective standards. The adoption of these standards did not have a material impact on the consolidated results, financial position or accounting policies of the Company. Significant standards adopted include the following:

IFRS 9, Financial Instruments (“IFRS 9”)

IFRS 9 addresses the classification, measurement and recognition of financial assets and financial liabilities and supersedes the guidance relating to the classification and measurement of financial instruments in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”).

IFRS 9 requires financial assets to be classified into three measurement categories on initial recognition: those measured at fair value through profit and loss, those measured at fair value through other comprehensive income and those measured at amortized cost. Investments in equity instruments are required to be measured by default at fair value through profit or loss. For financial liabilities, the standard retains most of the IAS 39 requirements.

The Company has classified cash and cash equivalents; short-term investments; and restricted cash as fair value through profit and loss. Other receivables; accounts payable; accrued and other liabilities; and loan payable have been classified as being measured at amortized cost. The Company does not have financial instruments measured at fair value through other comprehensive income.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

The new revenue standard introduces a single principles-based, five-step model for the recognition of revenue when control of goods is transferred to, or a service is performed for, the customer. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers.

IFRS Standards Issued But Not Yet Effective

A number of new standards, amendments to standards and interpretations, are not yet effective for the year ended December 31, 2018, and have not been applied in preparing the Company’s condensed interim consolidated financial statements. The Company considers the following standard the most significant and is not a complete list of new pronouncements that may impact the financial statements.

IFRS 16, Leases (“IFRS 16”)

On January 13, 2016, the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. There are optional exemptions for short-term leases and leases of low value items. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 replaces existing leases guidance including IAS 17, Leases, IFRIC 4, Determining whether an Arrangement contains a Lease, SIC-15, Operating Leases - Incentives and SIC-27, Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

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IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company is assessing the potential impact on its consolidated financial statements. Based on the analysis to date, the most significant impact identified is that the Group will recognize new assets and liabilities for its office facility leases. Upon transition, a new right-of-use asset will be recognized at approximately $207,000 and the corresponding lease liability will be recorded at approximately $180,000. In addition, the nature of expenses related to those leases will now change as IFRS 16 replaces the straight-line operating lease expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Company intends to use the optional exemption for short-term leases and leases for which the underlying asset is of low value and to use the cumulative catch-up approach upon transition.

Critical Accounting Estimates and Judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Decommissioning provision (environmental estimates)

The Company recognizes provisions for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and PPE, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a decommissioning provision is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs, or a constructive obligation is determined. Upon initial recognition of the provision, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit-of-production method. Subsequent to initial recognition the carrying value of the provision is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. This accretion expense is recognized in profit or loss as finance costs. Changes to estimated future decommissioning costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning provision and the related asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning provision estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

The Company’s undiscounted decommissioning provision for the Prairie Creek Property, as it currently exists, is $2,728,000 (December 31, 2017 - $2,728,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 25% contingency and inflation rate of 2% per annum, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2035. The discounted decommissioning provision is discounted using a risk-free rate of 2.43% (December 31, 2017 - 2.22%).

Reclamation and closure costs for the Prairie Creek Property have been estimated based on an Abandonment and Restoration Plan agreed to by the Water Board and the Company based upon current obligations under existing surface leases, land use permits and class “B” Water Licence for reclamation and closure of the Prairie Creek Mine site as it now exists with the current infrastructure and assuming a mine life of 15 years. The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities. The water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in respect of security deposits or financial assurance required to secure expected decommissioning liabilities.

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Exploration and evaluation asset policy

Significant judgement must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all indications leading to the Company’s project moving to the development phase. Exploration and evaluation costs are capitalized as deferred development expenditures and included within exploration and evaluation assets upon a project moving to the development phase. There are currently no projects that have moved to the development phase. The Company evaluates the status of each project at the end of each reporting period to determine the current phase of each project and whether to subsequently capitalize applicable costs.

Impairment of long-lived assets

The carrying value of property, plant and equipment at September 30, 2018 was $630,000 (December 31, 2017 - $654,000) and for exploration and evaluation assets was $5,398,000 (December 31, 2017 - $5,398,000).

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

As at September 30, 2018, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

Internal Controls and Procedures

Disclosure Controls and Procedures

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations are recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

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As required under National Instrument 52-109, management advises that there have been no changes in the Company’s disclosure controls and procedures that occurred during the most recent interim period, being the three month period ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Internal Control over Financial Reporting

Management is responsible for designing, establishing and maintaining a system of internal controls over financial reporting to provide reasonable assurance that the financial information prepared by the Company for external purposes is reliable and has been recorded, processed and reported in an accurate and timely manner in accordance with IFRS.

As required under National Instrument 52-109, management advises that there have been no changes in the Company’s internal controls over financial reporting that occurred during the most recent interim period, being the three month period ended September 30, 2018, that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

On June 27, 2018, John F. Kearney retired as Chief Executive Officer, while continuing as the Chairman of the Board, and Robert J. (Don) MacDonald was appointed as Chief Executive Officer of the Company.

Risk Factors

In conducting its business, NorZinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s most recent Annual Information Form (on Form 20-F) as well as in the Company’s audited consolidated financial statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2017, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this MD&A should be carefully considered by investors when evaluating an investment in the Company.

The management of NorZinc has sought to manage risks within its control using several key components:

Corporate Values: NorZinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code. A copy of the Code is available on the Company’s website and is also available at no charge upon written request.

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Policies: NorZinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: NorZinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: NorZinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with NorZinc and are required to acknowledge receipt thereof.

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Financing and Going Concern

At September 30, 2018, the Company had cash and cash equivalents of $7,960,000, short-term investments of $5,026,000 and a working capital balance of $11,733,000. On July 10, 2018, the Company closed a $20 million financing and issued 100 million units to RCF VI CAD at a price of $0.20 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle RCF VI CAD to purchase one common share at an exercise price of $0.25 per share until December 31, 2018.

The proceeds from the equity financing were used to repay the US$10 million bridge loan advanced by RCF VI in December 2017 and are being directed to ongoing development of the Prairie Creek Project, including additional engineering and permitting work to improve project confidence and general working capital.

NorZinc has a history of losses with no operating revenue other than minor interest income. The Company has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business.

NorZinc does not currently generate any cash flow from its operations and will need to generate additional financial resources to fund its corporate administration costs and working capital, to continue the development of the Prairie Creek Project and to put the Prairie Creek Mine into production.

The development of the Prairie Creek Mine will require substantial additional financing. The 2017 FS estimated that the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $253 million, plus a contingency of $26 million for a total of $279 million. Working capital required upon commencement of production is estimated to be $36 million.

Supported by the results of the 2017 FS, NorZinc will continue to evaluate all alternatives and possibilities for raising the senior financing to complete the development and construction necessary to put the Prairie Creek Mine into production. The Company is currently evaluating various opportunities and seeking additional sources of financing. However, the ability to raise financing may be impacted by conditions beyond the control of the Company, including future projections of commodity prices, uncertainty in the capital markets and the lack of investor interest in the resource sector.

The ability of the Company to continue as a going concern and to carry out its planned business objectives, including the successful development of the Company’s Prairie Creek Property will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will continue to be able to obtain additional financial resources or that such additional financing will be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will be successful in obtaining the required financing and/or achieve positive cash flows or profitability. These conditions indicate the existence of material uncertainties which cast significant doubt about the Company’s ability to continue as a going concern.

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Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of NorZinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to NorZinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning NorZinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect NorZinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. NorZinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Permitting, Environmental and Other Regulatory Requirements

The Company’s operations are subject to permitting, environmental and other regulatory requirements which the Company may not be able to comply with.

The operations of NorZinc require licences and permits from various governmental and regulatory authorities. NorZinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. NorZinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee the Company will be able to maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Property is encircled by the Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee the Company will be able to maintain all necessary permits on acceptable terms.

NorZinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. NorZinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of NorZinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect NorZinc’s operations.

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Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on NorZinc’s financial condition, liquidity or results of operations. NorZinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although NorZinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, NorZinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with NorZinc’s operations. To the extent such approvals are required and not obtained; NorZinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that NorZinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect NorZinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which NorZinc holds interests which are unknown to NorZinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on NorZinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations.

The environmental assessment of the Company’s application for a permit for an all season road which was ongoing for almost four years was completed in September 2017. The Review Board concluded that an environmental impact review of this proposed development is not necessary and that the proposed All Season Road Project should proceed to the regulatory phase. The EA Report was forwarded to the Federal Minister of Crown-Indigenous Relations and Northern Affairs, with a recommendation that the development be approved, subject to the measures described in the EA Report.

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On January 18, 2018, the Minister of Crown-Indigenous Relations and Northern Affairs Canada, invoked a statutory extension to the timeline for the Minister’s decision on the EA Report, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations. In connection with such consultations, on January 19, 2018, INAC provided the Company with five information requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully and completely consulting with impacted Indigenous groups.

On June 11, 2018, the Company submitted its formal replies to the Minister of Crown-Indigenous Relations and Northern Affairs to address all five information requests related to the implementation plans for various mitigation measures and proponent commitments contained in the EA Report.

Key concerns which the Company and local Dene communities are addressing collaboratively include (a) sharing and incorporation of Dene knowledge and values into project design, (b) ensuring the Dene communities will be partners in environmental, wildlife and cultural monitoring of the All Season Road, and (c) addressing the Dene communities’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by the Company in the environmental assessment process.

On July 23, 2018, the Company received a letter confirming the positive decision of the Federal Minister of the Crown-Indigenous Relations and Northern Affairs Canada to resume the decision phase for the Prairie Creek All Season Road Environmental Assessment.

On October 9, 2018, the Responsible Ministers issued a Decision adopting the Review Board’s recommendation that the All Season Road for the Prairie Creek Mine be approved.

The full texts of the Minister’s letter and information requests, together with subsequent correspondence and the Company’s replies to the information requests, may be viewed on the public registry website of the Mackenzie Valley Review Board.

The Company has now entered the permitting phase, conducted by the Water Board with input from territorial and federal agencies, in which road permits are issued by the Water Board and Parks Canada. These permits will incorporate the recommended mitigation measures included in the EA Report. The permitting regulatory phase is expected to be completed mid-2019.

If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

Political and Legislative

NorZinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties.

The Company conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. NorZinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

NorZinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which NorZinc’s operations are conducted.

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The mineral exploration, mine development, and proposed mining, processing activities of NorZinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on NorZinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000 with the enactment of the Mackenzie Valley Resource Management Act (“MVRMA”). In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and formally embarked on a review of environmental regulatory systems throughout the North.

In May 2010, the Federal Government announced an Action Plan to improve northern regulatory regimes, which anticipated changes to the current legislative framework and regulatory processes. This process, which included negotiations with the Government of the Northwest Territories and various Aboriginal Governments in the context of NWT devolution, led to several changes to the MVRMA, including creation of the Superboard, the effect of which would be to collapse the functions of the Wek’eezhii Land and Water Board (WLWB), the Sahtu Land and Water Board, and the Gwich’in Land and Water Board into one single land and water board, or “Superboard” - the Water Board.

Creation of the Mackenzie Valley “Superboard” was contemplated in the amendments to the MVRMA contained in the Northwest Territories Devolution Act 2014. The Superboard legislation was to take effect on April 1, 2015. The Tlicho Government objected on the grounds that the Tlicho Agreement expressly requires the establishment of the WLWB. The Tlicho further said that they were not consulted on the amendments. Canada maintained that the legislation is necessary to increase efficiency in the regulatory process. As a result of this disagreement, the Tlicho Government commenced an action against the Federal Government in May 2014, seeking among other things a declaration that Superboard legislation is unconstitutional, as well as an injunction preventing the Superboard legislation from taking effect until the constitutionality of the Superboard can be determined. The Supreme Court of the Northwest Territories granted an injunction to the Tlicho Government suspending the implementation of the “Superboard” legislation and the Federal Government appealed the decision. In December 2015, the new Liberal Government announced the suspension of the appeal. It is expected that the Liberal Government will introduce legislation further amending the MVRMA to remove the “Superboard” and re-establish the original regional water boards.

On April 1, 2014, the Northwest Territories Devolution Act which provides for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories (“GNWT”) came into force. Devolution in the Northwest Territories means the transfer of decision-making and administration for land and resource management in the NWT from the Government of Canada to the Government of the Northwest Territories. The Territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. The GNWT now has the power to collect and share in resource revenues generated in the territory. The Northwest Territories Devolution Act includes certain amendments to the MVRMA, which impose additional regulations and obligations on mining operations in the Mackenzie Valley.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase NorZinc’s political and legislative risk. The Government of Canada and Government of the Northwest Territories are facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect NorZinc’s operations. Future government actions cannot be predicted but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect NorZinc’s operations or business.

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The Government of the Northwest Territories is developing a new NWT Mineral Resources Act and is considering making it a legal requirement for proponents who intend to undertake resource development activities in the NWT to enter into impact benefit agreements with affected Aboriginal groups.

In 2016, the Government of Canada announced the introduction of a national pan-Canadian framework that includes a national floor price on carbon which, if implemented, will increase the cost of power supply to the Company’s projects. The Government of the Northwest Territories has committed to meet the federal benchmark for carbon pricing by 2019 and plan to introduce a territorial carbon tax effective July 1, 2019 based on $20 per tonne increasing annually to $50 per tonne by 2022, subject to certain adjustments and/or credits for large or small emitters, and on aviation and heating fuel.

In 2012, Environment Canada initiated a 10 Year Review process of the Metal Mining Effluent Regulations. Environment Canada proposed BATEA based (best available technology economically achievable) effluent limits as a means to promote continuous improvement in the sector. The proposed Regulations Amending the Metal Mining Effluent Regulations, were published on May 13, 2017 and on May 30, 2018 Environment and Climate Change Canada (ECCC) published the amended Metal and Diamond Mining Effluent Regulations (MDMER). The amendments include many changes that came into force on June 1, 2018 and new requirements for effluent and water quality monitoring which will come into force on January 1, 2019. The new MDMER regulations impose lower, more stringent, effluent discharge limits for arsenic, copper, cyanide, lead, nickel and zinc, as well as introduce limits for un-ionized ammonia. The new regulations also amend the environmental effects monitoring performance measurement and evaluation requirements, which stipulate that mine effluent not be acutely lethal to Daphnia magna.

In February 2018, the Government of Canada tabled Bills C-68 and C-69 in Parliament that if enacted will replace the Canadian Environmental Assessment Act 2012 with an Impact Assessment Act and amend the Fisheries Act and the Navigation Protection Act (becoming the Canadian Navigable Waters Act). Although the Canadian Environmental Assessment Act does not impact the Prairie Creek Project, as the legislative and regulatory framework and regulations in the Mackenzie Valley are governed by the MVRMA, the proposed new legislation is reflective of current federal government policies and may lead to changes in the MVRMA. The key changes proposed to the environmental and regulatory system include shifting from environmental assessment to impact assessment which would look at all of a project’s impacts, including environmental, health, social and economic impacts. The proposed legislation is intended to provide more transparency and certainty that decisions would be based on robust science, evidence and Indigenous traditional knowledge, more and earlier opportunities for meaningful participation by Indigenous peoples and more Indigenous leadership of and partnership in project review. Bill C-68 would change the Fisheries Act from prohibiting serious harm to fish, to “prohibiting works, undertakings and activities that result in the death of fish or the harmful alteration, disruption or destruction of fish habitat”. An amendment to Bill C-68 introduced in the House of Commons expands what is considered fish habitat, by declaring that characteristics of water flow could be deemed to be fish habitat.

NorZinc’s exploration, development and production activities may be substantially affected by political and legislative factors beyond NorZinc’s control, any of which could materially adversely affect NorZinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Aboriginal Land Claims and Treaty Rights

Relations between the Company and potentially impacted aboriginal groups have the potential to delay or halt regulatory approval processes and project development or construction and increase project costs, which may negatively affect the economics of the Prairie Creek project.

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The Canadian courts have confirmed that the Crown has a duty to consult with Aboriginal people, and to accommodate if necessary, when its decisions or actions may adversely affect Aboriginal rights and interests or treaty rights. Crown consultation has the potential to delay regulatory approval processes. In certain cases, respecting Aboriginal rights may mean regulatory approval may be denied or the conditions in the approval make the project economically challenging or not feasible. In addition to the potential impacts of such claims, development and construction may be inhibited, delayed or stopped which could result in, among other things, a significant increase in costs and/or cost overruns, delays, reduced support of the federal or territorial governments or challenges to, or the revocation of, regulatory approvals or permits and/or the need for additional regulatory processes, any of which could materially impact the overall feasibility or economic benefits of the Prairie Creek project which, in turn, could have a material adverse effect on the Company and its business.

The Prairie Creek Mine is located on land claimed by the Naha Dehe Dene Band of Nahanni Butte as their traditional territory. The Nahanni Butte (Nahaahdee) Dene Band First Nation is a “band” pursuant to the Indian Act RSC 1985 and is part of the Dehcho indigenous group. The members of the Dehcho are Aboriginal people within the meaning of Section 35 of the Constitution Act, 1982. The Federal Government has recognized that the inherent right of self-government is an existing Aboriginal right recognized and affirmed by Section 35 of the Constitution Act, 1982.

The Federal Government first attempted to negotiate land claim settlements in the Northwest Territories, with the Dene/Metis in the late 1980s without success. Subsequently, settlement agreements were reached first with the Gwich’in and Sahtu Dene/Metis people and later with the Tlicho in 2005.

The Dehcho have not settled their land claim with the Federal Government. The Dehcho and the Federal Government of Canada both claim legal title to this territory, the Dehcho by virtue of historical occupation and the Federal Government under Treaty 8, signed in 1900, and Treaty 11 signed in 1921 and 1922. The Federal Government and the Dehcho First Nations disagree on the interpretation of Treaties 8 and 11 and legal title to the land remains in dispute. Canada maintains that under the Treaties the Dehcho extinguished ownership of their traditional lands. The Dehcho have threatened to take the Federal Government to court, or to the United Nations, over the key issue of sovereignty.

Since the mid-1990s the Dehcho and the Federal Government and the Government of the Northwest Territories have been engaged in ongoing land settlement negotiations in what is referred to as the “Dehcho Process whereby the Federal Government and the Government of the Northwest Territories have agreed to negotiate with the Dehcho First Nations on a government to government basis in order to set out land, resources and governance rights to apply in the Dehcho territory.

In 2001, the Federal Government and the Dehcho First Nations entered into a Framework Agreement dated May 23, 2001. The Framework Agreement contemplates providing a structure for the negotiation of the Final Agreement. However, all negotiations are without prejudice to the legal position of the parties and nothing in the Framework Agreement is to be interpreted as creating, recognizing or denying rights or obligations of any of the parties. The Federal Government and the Dehcho agreed that it is desirable that the negotiations proceed at a pace which allows for the people of the Dehcho territory, and particularly the Elders, to remain fully informed and involved in the process.

The Framework Agreement provides that no new water licences or land use permits will be issued under the Mackenzie Valley Resource Management Act within the Dehcho territory except after written notice to the Dehcho First Nations and after a reasonable period of time for the Dehcho to make representations with respect to the application for such licence or permit. Canada also agreed not to issue any new prospecting permits under the Canada Mining Regulations in the Dehcho territory without the support of the affected Dehcho First Nation.

The parties also agreed to enter into negotiations for the purpose of concluding an Interim Resource Development Agreement with the objective of fostering resource development in the Dehcho Territory and to accrue benefits from Canada to the Dehcho First Nations. An Interim Resource Development Agreement was signed on April 17, 2003 under which Canada agreed to provide to the Dehcho First Nations a percentage of Federal resource royalties collected from the Dehcho area of the Mackenzie Valley.

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Canada also agreed that the Final Agreement will ensure that a major mining project that requires any authorization from Canada, and that will impact on the Dehcho, shall be subject to negotiation with the Dehcho of an agreement relating to that project. A major mining project is defined as a project related to the development or production of minerals that will employ an average of 50 persons annually for the first five years in the Dehcho territory and for which more than $50 million will be expended in capital costs. The Company believes that the Prairie Creek Project is currently the only such major mining project in the Dehcho territory.

Negotiations in the Dehcho Process continued intermittently since 2006.

A draft bilateral agreement was tabled and discussed in 2014. The draft agreement provided for land selection, the completion of a Dehcho Land Use Plan and the structure and responsibilities of a Dehcho Resource Management Authority. It was reported in January 2015 that the GNWT offered the Dehcho First Nations land selection of 37,500 square kilometres of their traditional territory, with only surface rights, as well as a generalized interest in the subsurface equivalent of approximately 18% of the Dehcho Settlement Area. The Company understands from media reports that a revised draft bilateral proposal was tabled by Canada and the GNWT in May 2018. It was reported that the new offer outlines two options. One has a $113-million cash settlement, with 48,000 square kilometres of surface and subsurface resource royalty rights, but no resource revenues from Crown land in the Mackenzie Valley. The other option is the same cash settlement, but with a smaller land offer of 42,000 square kilometres of surface and subsurface rights, and a small share in mineral royalties from development on Crown land in the Mackenzie Valley. It was reported that the governments’ latest land claim offer was rejected by the Dehcho First Nations General Assembly in July 2018.

The outcome of the Dehcho Process negotiations is expected to be a Final Agreement that will provide, amongst other things, for the implementation of a Dehcho government within the Dehcho territory. It is expected that the negotiations towards a Dehcho Final Agreement will take many years to complete. The Dehcho have been in land negotiations with the federal government for nineteen years.

The Company cannot predict the impact, if any, that the Dehcho Final Agreement, if eventually approved and signed, may have on the Prairie Creek Mine or the permitting thereof.

A key feature of devolution was the establishment of an Intergovernmental Council which was established by the Northwest Territories Intergovernmental Agreement on Lands and Resources Management signed between the Government of the Northwest Territories, Inuvialuit Regional Corporation, Northwest Territory Métis Nation, Sahtu Secretariat Incorporated, Gwich’in Tribal Council and the Tłįchǫ Government as part of the Devolution Agreement which came into effect on April 1, 2014. The Intergovernmental Agreement allows for other Aboriginal organizations to become a party and the GNWT is continuing discussions with the Dehcho First Nations and the Akaitcho Territory Dene First Nations about signing onto the Devolution Agreement and becoming members of the Council.

As part of devolution the Government of the Northwest Territories also entered into the Northwest Territories Intergovernmental Resource Revenue Sharing Agreement with the Inuvialuit Regional Corporation, Northwest Territory Métis Nation, Sahtu Secretariat Incorporated, Gwich’in Tribal Council, and Tłįchǫ Government. The Resource Revenue Sharing agreement sets out terms and conditions for the sharing of resource revenues from public lands in the NWT among the GNWT and Aboriginal government signatories to the Devolution Agreement. The GNWT has committed to share up to 25% of its resource revenues with these Aboriginal governments.

NorZinc is not able to predict future government actions or determine the impact, if any, on its business or operations if the Dehcho First Nations sign on to the Devolution Agreement and becoming members of the Intergovernmental Council, or if the proposed NWT Minerals Resources Act is enacted. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on NorZinc.

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Impact and Benefit Agreements with Aboriginal Groups

The Company has instituted policies to promote the achievement of participative and mutually beneficial relationships with the Aboriginal groups affected by the Prairie Creek project and is committed to working with such groups so they may realize benefits from the project and its operation.

In January 2011, the Company signed the NAH?A DEHE DENE PRAIRIE CREEK AGREEMENT (the “Nahanni Agreement”) which provides for an ongoing working relationship between Canadian Zinc Corporation and the Nah?a Dehe Dene Band (Nahanni Butte Dene Band) that respects the goals and aspirations of each party and will enable the Nahanni community members to participate in the opportunities and benefits offered by the Prairie Creek Project, including certain financial benefits and payments, and confirms their support for the Prairie Creek Mine. The Nah?a Dehe Dene Prairie Creek Agreement provides for a positive and cooperative working relationship between the Company and Nahanni Butte in respect of developing and operating an environmentally sound mining undertaking at Prairie Creek, which will not have significant adverse environmental effects on the ecological integrity of the South Nahanni River or the Nahanni National Park Reserve. The Company is currently in discussions with the Nahanni Butte Dene Band for a supplemental agreement concerning the All Season Road to the Prairie Creek Mine, the proposed route of which passes close to the Nahanni Butte community.

In June 2011, the Company signed an Impact Benefits Agreement (“LKFN Agreement”) with the Liidlii Kue First Nation (“LKFN”) of Fort Simpson. The LKFN Agreement is similar in many respects to the above mentioned Nahanni Agreement entered into with the Nahanni Butte Dene Band including certain financial benefits and payments to LKFN. The LKFN has agreed to support the Company in obtaining all necessary permits and other regulatory approvals required for the Prairie Creek Mine Project. The Company is currently in discussions with LKFN to seek to clarify the LKFN Agreement and for a supplemental agreement concerning the All Season Road to the Prairie Creek Mine.

Notwithstanding that the Company has entered into agreements with Aboriginal groups respecting the Prairie Creek Project, the issues are complex and the impact of Aboriginal relations on operations and development initiatives is uncertain. There is no guarantee that the Company will be able to satisfy the concerns of the Aboriginal groups and attempting to address such concerns may require significant and unanticipated capital and operating expenditures. Future disagreements with Aboriginal groups could result in legal challenges by Aboriginal groups alleging breach of contract. If successful, such claims could require the Company to pay unanticipated compensation or damages to one or more Aboriginal groups.

Following receipt of a consultation letter dated September 12, 2017 from the Canadian Northern Economic Development Agency and the Government of Northwest Territories to the LKFN to determine whether the environmental assessment process for the Prairie Creek All Season Road addressed any concerns of the LKFN regarding potential adverse impact of the road on established or asserted Aboriginal and/or Treaty rights, the LKFN submitted a reply dated October 20, 2017 in which they suggest that Canadian Zinc must demonstrate in advance of receiving any regulatory approvals that it has the capacity to fully implement the measures proposed by the Review Board, particularly in respect of the measures which propose the direct participation of LKFN and other affected First Nations in monitoring the impacts of the road, participating in indigenous knowledge studies, informing further technical design of the road and informing adaptive management processes in respect of the project. LKFN submits that Canadian Zinc should be required to enter into legally binding agreements with LKFN and other affected First Nations (either individually or collectively) in advance of any permitting to establish that the necessary funding commitments are in place.

On January 18, 2018, the Minister of Crown-Indigenous Relations and Northern Affairs Canada, invoked a statutory two-month extension to the timeline for the Minister’s decision on the Report of Environmental Assessment for the Prairie Creek All Season Road, originally due by February 12, 2018, to allow the federal and territorial governments to complete aboriginal consultations. In connection with such consultations, on January 19, 2018, Indian and Northern Affairs Canada on behalf of the Responsible Ministers provided Canadian Zinc with five information requests, identifying specific issues raised by Indigenous groups that need further clarity through proponent engagement, so the Responsible Ministers can be confident that the Crown has discharged its legal duty to consult by meaningfully and completely consulting with impacted Indigenous groups.

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INAC requested Canadian Zinc to engage the Nahanni Butte Dene Band, Liidlii Kue First Nation and the Dehcho First Nations, as recommended by the Review Board, to gain an understanding of the Indigenous groups’ concerns, discuss and determine how the Indigenous groups will be included in monitoring and discuss the Indigenous groups’ requests for support to participate in implementation of the measures recommended by the Review Board and the commitments made by Canadian Zinc in the environmental assessment process.

As part of the EA Report engagement, the NDDB and LKFN have entered into a Process Agreement with Canadian Zinc. The Process Agreement provides for the negotiation of an Environmental Management Agreement.

This Environmental Management Agreement will involve Dene participation in the environmental management process, a cornerstone of which is a Dene-led monitoring program. The Environmental Management Agreement will provide for Dene communities’ review, participation and oversight of environmental monitoring of the All Season Road during permitting, design, construction, operation and closure phases, and the implementation of the mitigation measures contained in the EA Report.

The Dene communities and the Company intend that the Environmental Management Agreement will provide for a consultative and cooperative approach to environmental management of the All Season Road that will establish appropriate responsibilities of the NDDB, LKFN and the Company in the development, project design, on-going review and monitoring, as well as modification of follow-up programs to mitigate potential effects on the environment and to provide transparency and oversight to local communities.

The proposed Environmental Management Agreement is intended as a formal mechanism, which has been tested in other projects to be utilized in addition to regulatory instruments to provide for indigenous participation in environmental management, and to ensure that the mitigative measures and environmental protection commitments in the EA Report are appropriately implemented.

Metal Prices and Marketability of Minerals

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of products, including concentrates from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced. It is expected that the zinc concentrates to be produced from the Prairie Creek Mine will contain relatively high levels of mercury. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect NorZinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, NorZinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

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Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond NorZinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.

Future production, if any, from NorZinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from NorZinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and NorZinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties.

The zinc concentrates to be produced from the Prairie Creek Mine will contain, to varying degrees, relatively high levels of mercury. The Company has signed non-binding Memoranda of Understanding (MOUs) with Korea Zinc and Boliden for the sale of its zinc concentrates (and with Korea Zinc for lead concentrates). The MOUs set out the intentions of the Company and each of Korea Zinc and Boliden to enter into concentrate sales agreements for the concentrates to be produced from the Prairie Creek Mine on the general terms set out in the MOUs, including commercial terms which are to be kept confidential. The Boliden MOU expires on December 31, 2018 and discussions have commenced with Boliden on the extension or revision to this MOU. Since signing the MOUs almost three years ago, more concentrates with elevated levels of mercury are being produced and processed, laws around the world for mercury production continue to change, and technology regarding the safe removal of mercury has improved. In view of this, the Company is initiating an updated study to analyze the current market. Based on the current development timeline for Prairie Creek the first concentrate will be produced in 2022.

The actual sales agreements will likely provide that treatment charges will be set annually at the annual benchmark treatment charges and scales, as agreed between major smelters and major miners. Based on the current MOUs, payables and penalties will be negotiated in good faith annually during the fourth quarter of the preceding year, including industry standard penalties based on indicative terms and agreed limits specified in each MOU. Treatment and refining charges, including deductibles and penalties, vary with smelter location, and individual smelter terms and conditions. The economic model used in the 2017 FS has been prepared assuming average blended indicative treatment charges and penalties, however, no smelter or concentrate buyer has contractually committed to the assumed treatment charges or penalties. There can be no assurance that the assumed terms will be available to the Company.

In addition to adversely affecting NorZinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that NorZinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

Exploration and Evaluation

Mineral exploration involves a high degree of risk.

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The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by NorZinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by NorZinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in NorZinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect NorZinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. NorZinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

There is uncertainty in the estimation of mineral reserves and mineral resources.

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond NorZinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty, which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed, and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of NorZinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on NorZinc’s results of operations and financial condition.

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Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of NorZinc’s Mineral Reserves or Mineral Resources uneconomic;
•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require NorZinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

The Company is not insured to cover all potential risks.

NorZinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to NorZinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although NorZinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. NorZinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to NorZinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

NorZinc might also become subject to liability for pollution or other hazards which may not be insured against, or which NorZinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause NorZinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Title to the Company’s mineral properties may be challenged or defective. Aboriginal groups may raise title disputes in relation to land claims and any impairment or defect in title could have a negative impact on the Company.

Mining leases and surface leases issued to the Company by the Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

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While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and NorZinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. NorZinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Executives and Conflicts of Interest

The Company is dependent on certain key executives and the loss of these executives may adversely affect corporate activity and results of operations.

NorZinc is dependent on the services of key executives, including its President and Chief Executive Officer, its Vice President of Exploration and Chief Operating Officer and its Chief Financial Officer. Due to the relatively small size of the Company, the loss of these persons or NorZinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving NorZinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which NorZinc may participate, the directors of NorZinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not NorZinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time NorZinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions may be significant in size, may change the scale of NorZinc’s business, and may expose NorZinc to new geographic, political, operating financial and geological risks. NorZinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of NorZinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of NorZinc’s ongoing business; the inability of management to maximize the financial and strategic position of NorZinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition, NorZinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose NorZinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that NorZinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

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Competition

The resource industry is very competitive.

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. NorZinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than NorZinc. As a result of this competition, NorZinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, NorZinc’s operations and financial condition could be materially adversely affected.

Disclosure Controls and Procedures

The Company is subject to Canadian regulations regarding internal controls over financial reporting and there are no assurances that the Company will be able to continue to comply with these heightened regulatory requirements.

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Canadian National Instrument 52-109, which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting. The Company’s inability to satisfy the requirements Canadian regulatory requirements on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply Canadian regulatory requirement for disclosure controls and procedures.

Information Technology Systems Disruption

The Company relies on information technology systems and networks in the operation of its business. The Company could be materially and adversely affected in the event that its information technology systems or networks are compromised. This information technology infrastructure may be subject to security breaches or other cybersecurity incidents or may be compromised by natural disasters or defects in software or hardware systems. The consequences of the Company’s information technology systems being compromised include material and adverse impacts on the Company’s financial condition, operations, production, and reputation.

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Climate Change

Experience in recent years would indicate that Winter seasons in the north of Canada have been getting somewhat shorter and a little warmer. The Company identified some climate change risks from reliance on a winter-only access road and with a large volume of concentrates to transport out from, and supplies to bring in to, the Prairie Creek Mine site, so the decision was taken to propose construction and operation of an All Season Road. Constructing and operating the All Season Road could be impacted by potential climate change. Natural thaw of discontinuous permafrost could lead to soil instability and potentially slope failures and ongoing road maintenance may be required to address zones of thaw and settlement, as well as local soil movement or erosion.

Extreme weather events (such as increased frequency or intensity of storms, increased snow pack, or unusually warm or shorter winter seasons) have the potential to disrupt operations at the Company’s projects. Extended disruption to road access due to extreme weather could delay or increase the cost of construction or operation of the Company’s projects, or otherwise adversely affect the Company’s business.

History of Losses and No Assurance of Profitable Operations

The Company has a history of losses and no assurance of profitable operations.

The Company has incurred cumulative losses since inception of $133,582,000 through September 30, 2018, which includes $87,684,000 of exploration and development expenditures on the Prairie Creek Property and $7,352,000 on the central Newfoundland properties all of which has been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

The exercise of outstanding options and warrants would lead to dilution of current shareholders.

As of September 30, 2018, there were 369,663,942 common shares outstanding. The Company also had 7,700,000 share purchase options and 50,000,000 warrants outstanding allowing the holders to purchase 57,700,000 common shares. Directors and officers of the Company hold 6,250,000 of these share purchase options; contractors and employees of the Company hold 1,450,000 share purchase options; and third-party entities hold 50,000,000 share purchase warrants. In addition, 6,120,647 restricted or deferred share units are outstanding allowing the holders to receive an equal amount of common shares upon payout. Directors and senior management of the company hold 100% of these share units.

As of the date of this MD&A, there were 369,663,942 common shares outstanding and the Company had 7,700,000 share purchase options, 50,000,000 warrants and 6,120,647 share units outstanding. The exercise or payout of all the existing share purchase options, warrants and share units would result in a percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

Additional financing may be needed for our business operations which may lead to dilution of the Company’s current shareholders.

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

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Dividends and Distributions Policy

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Additional Information

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Information Circular of Canadian Zinc for its most recent Annual Meeting of Shareholders that involved the election of directors, as well as Canadian Zinc’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.norzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Qualified Person

Alan Taylor, P.Geo., Vice President of Exploration and Chief Operating Officer of the Company, who is a Non-Independent Qualified Person as defined in NI 43-101, has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

Cautionary Note Regarding Forward-Looking Statements

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include, but are not limited to, statements with respect to the Company’s planned or proposed Prairie Creek Mine operations; the future mine grades and recoveries expected from the Prairie Creek Mine; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; future cost estimates pertaining to further construction and development of the Prairie Creek Mine and items such as capital costs, operating costs and long-term environmental reclamation obligations; the Company’s plans for further mineral exploration at the Prairie Creek Mine and other exploration properties; the expectations around the process for obtaining operating permits; the future Prairie Creek Mine operation and production; projected earnings before interest, taxes, depreciation and amortization on the Prairie Creek Mine; the timing of activities and the amount of estimated revenues and expenses; the success of exploration activities; permitting time lines; requirements for additional capital and sources and uses of funds; financings and the expected use of proceeds thereof; the completion of financings and other transactions; the outlook for future prices of zinc, lead and silver; the impact to the Company of future accounting standards; and the risks and uncertainties around the Company’s business.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "estimates", "intends", "strategy", "goals", "objectives" or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be "forward-looking statements". Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company is exploring for or expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors”; “Liquidity, Financial Condition and Capital Resources”; and “Review of Financial Results” herein. The material assumptions used to develop EBITDA projections for the Prairie Creek Mine are contained in the technical report on the Prairie Creek Property, titled "Prairie Creek Property Feasibility Study, NI 43-101 Technical Report for Canadian Zinc Corporation" dated effective September 28, 2017 and filed on SEDAR on October 31, 2017, summarized herein.

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These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that market fundamentals will result in sustained zinc, lead, silver and other commodity demand and prices, and such prices will be materially consistent with those anticipated; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as planned; the actual nature, size and grade of the Company’s mineral resources are materially consistent with resource estimates; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be maintained on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws. Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant. For the reasons set forth above, the reader should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Non-GAAP Financial Measures

The EBITDA projections for the Prairie Creek Property summarized herein and contained in the feasibility study described in the technical report on the Prairie Creek Property, titled "Prairie Creek Property Feasibility Study, NI 43-101 Technical Report for Canadian Zinc Corporation" dated effective September 28, 2017 and filed on SEDAR on October 31, 2017 (the "Company's Non-GAAP Financial Measures") are not measures recognized under Canadian generally accepted accounting principles ("GAAP") and do not have any standardized meanings prescribed by GAAP. The Company's Non-GAAP Financial Measures are presented herein because management of the Corporation believes that such measures represent a reasonable approximation of projected operating income and are relevant for evaluating projected returns on the Prairie Creek Property. The Company's Non-GAAP Financial Measures may differ from similar computations as reported by other similar organizations and, accordingly, may not be comparable to similar non-GAAP financial measures as reported by such organizations. There is no measure contained in the Company's financial statements that provides a direct comparison to the Company's Non-GAAP Financial Measures, as cash flows from operating activities would be the most directly comparable measure, but the Company does not currently have any operations and does not present operating income in its financial statements. The Company's Non-GAAP Financial Measures should not be construed as alternatives to net income, cash flows related to operating activities, or other financial measures determined in accordance with GAAP, as an indicator of the Company's projected performance.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated or Inferred Resources

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC, but which are permitted by Canadian securities regulators. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 20-F which may be obtained from NorZinc, or from the SEC’s website at www.sec.gov. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note Regarding Mineral Resources

Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

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